Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$334,626	$291,269	$292,704	$262,584	$236,890
Add:
Portion of rents representative of the interest factor	7,659	7,008	6,882	5,560	5,581
Interest on debt & amortization of debt expense	154,471	152,830	137,922	145,236	146,607

Income as adjusted	$496,756	$451,107	$437,508	$413,380	$389,078

Fixed charges:
Interest on debt & amortization of debt expense (1)	$154,471	$152,830	$137,922	$145,236	$146,607
Capitalized interest (2)	3,860	4,583	2,879	3,011	3,641
Rents	22,977	21,024	20,647	16,679	16,743
Portion of rents representative of the interest factor (3)	7,659	7,008	6,882	5,560	5,581

Fixed charges (1)+(2)+(3)	$165,990	$164,421	$147,683	$153,807	$155,829

Ratio of earnings to fixed charges	2.99	2.74	2.96	2.69	2.50